STRATTEC SECURITY CORPORATION
3333 West Good Hope Road
Milwaukee, WI 53209

April 25, 2014

SENT VIA EDGAR

Lyn Shenk, Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, NE
Washington, D.C. 20549

Re:           STRATTEC SECURITY CORPORATION
Form 10-K for Fiscal Year Ended June 30, 2013
Filed September 9, 2013
File No. 000-25150

Dear Ms. Shenk:

The following are the responses of STRATTEC SECURITY CORPORATION ("STRATTEC," "we" or the "Company") to the comments in the letter of the staff of the United States Securities and Exchange Commission (the "Commission") dated April 11, 2014 (the "Comment Letter") related to the Company's Annual Report on Form 10-K for the fiscal year ended June 30, 2013 filed with the Commission on September 9, 2013.  For reference purposes, the text of the Comment Letter has been reproduced below for each numbered paragraph.

Management’s Discussion and Analysis, page 13

Results of Operations, page 13

2013 Compared to 2012, page 14

Comment No. 1

We note that cost of goods sold is material to your results but you do not provide a direct discussion and analysis of this line item. Please revise your disclosure to provide a direct comparative discussion and analysis in addition to your current disclosure which is made in the context of gross profit. Your disclosure should quantify and analyze the impact of each (and not netted) significant component of cost of goods sold that caused this line item to materially vary (or not vary when expected to) between comparative periods, with explanation of the associated underlying reasons. In this regard, we believe materiality should be assessed in relation to operating income. This disclosure should be presented in a manner to allow investors to discern the relative contribution of each component cited to the total change in cost of goods sold (i.e., quantify the component). In addition, the impacts of material variances in differing components of cost of goods sold that offset each other should be separately disclosed, quantified, and discussed (and not netted). Please revise your disclosure as appropriate.

Response to Comment No. 1

Below is the revised disclosure under our Management’s Discussion and Analysis, Results of Operations, 2013 compared to 2012, that incorporates a discussion of our cost of goods sold in the context of our discussion of gross profit:
	Years Ended
	June 30, 2013	July 1, 2012
Cost of goods sold (in millions):	$244.3	$229.0

Gross profit as a percentage of net sales:	18.1%	18.0%

Direct material costs are the most significant component of our cost of goods sold comprising $158.4 million or 64.8% of total cost of goods sold in fiscal 2013 compared to $149.2 million or 65.1% of cost of goods sold in fiscal 2012.  The increase in material costs of $9.2 million or 6.2% was due to increased sales volumes in fiscal 2013 as compared to fiscal 2012.

The remaining components of cost of goods sold consist of labor and overhead costs which increased $6.1 million or 7.6% in fiscal 2013 as compared to fiscal 2012 as the variable portion of these costs increased due to the increased sales volumes experienced in fiscal 2013. The benefit of favorable overhead absorption of the fixed portion of these costs realized in fiscal 2013 as compared to fiscal 2012 resulting from increased sales volumes between periods was offset by higher labor and overhead costs incurred in fiscal 2013 as compared to fiscal 2012 due to a less favorable product content mix which required higher labor and overhead content to manufacture. In addition, we experienced higher expense provisions of $1.5 million for our pension plan during fiscal 2013 as compared to fiscal 2012 and an increase in the U.S. dollar cost of our Mexican operations of $756,000 due to an unfavorable Mexican peso to U.S. dollar exchange rate, offset by warranty provision credits which totaled $400,000 in fiscal 2013 compared to warranty provisions of $2.1 million in fiscal 2012.  We froze our defined benefit pension plan for future benefit accruals effective January 1, 2010. Expense provisions for our pension plan increased approximately $2.1 million during fiscal 2013 as compared to fiscal 2012 due to lower bond returns which resulted in a lower discount rate and a lower expected return on invested assets as of the end of fiscal 2013 in comparison to the same measurements at the end of fiscal 2012.  Approximately $1.5 million of this $2.1 million increase impacted our costs in cost of goods sold and reduced our gross profit during fiscal 2013.  The average U.S. dollar/Mexican peso exchange rate decreased to approximately 12.82 pesos to the dollar in fiscal 2013 from approximately 13.12 pesos to the dollar in fiscal 2012.  This resulted in increased U.S. dollar costs related to our Mexican operations of approximately $756,000 in fiscal 2013 compared to fiscal 2012 which increased our cost of goods sold and reduced our gross profit.

The current year warranty provision credits included the impact of favorable adjustments for warranty claims settled during the fiscal year.  Historically, we had experienced relatively low warranty charges from our customers due to our contractual arrangements and improvements in the quality, reliability and durability of our products.  In recent fiscal periods, our largest customers extended the warranty protection for their vehicles and have since demanded higher warranty cost sharing arrangements from their suppliers, including STRATTEC. The fiscal 2012 warranty provisions included additional accruals to address this increased warranty exposure related to the demand for higher warranty cost sharing.

In our future filings we will include a similar comparative discussion of our cost of goods sold in the context of our discussion of gross profit.

Liquidity and Capital resources, page 17

Comment No. 2

Please provide a comparative discussion of each section of your cash flows (i.e., operating, investing and financing) between all comparable periods presented in the statements of cash flows. For example, there is no analysis of the cash flows from financing activities, and no discussion of cash flows from operating and investing activities between fiscal years 2012 and 2011. Your discussion should be accompanied by an analysis at the appropriate level of detail. Please note that in regard to operating cash flows your analysis should focus on factors that directly affect cash, and not merely refer to noncash items, or to results, items reported in the statement of cash flows or changes in line items presented in your balance sheet without discussing how such items directly affect cash. Refer to item 1 of Section IV.B of "Interpretation: Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations" which is available on our website at http://www.sec.gov/rules/interp/33-8350.htm. In so doing, please quantify all factors cited as a cause of a variance, particularly for operating activities, and ensure that your analysis addresses factors in substantial explanation of the total variance.

Response to Comment No. 2

Below is the revised disclosure under the "Liquidity and Capital Resources" section regarding cash flow.

Net cash provided by operating activities was $15.7 million in fiscal 2013 as compared to $17.2 million in fiscal 2012.  The $1.5 million reduction in net cash provided by operating activities reflected lower net income in fiscal 2013 as compared to fiscal 2012, a cash settlement of SERP benefits in fiscal 2013, higher year-over-year payments under our incentive bonus plan, higher year-over-year cash contributions to our qualified pension plan and a year-over-year increase in our cash invested in inventories.  The cash settlement of SERP benefits totaled approximately $5.8 million, of which $2.8 million was paid from current cash balances and $3.0 million was paid from other current asset balances.  Cash payments under our incentive bonus plans totaled $5.2 million in fiscal 2013 compared to $4.3 million in fiscal 2012.  Cash contributions made to our qualified pension plan totaled $3.0 million in fiscal 2013 compared to $2.0 million in fiscal 2012.  Inventory balances increased $3.1 million during fiscal 2013 while the balances decreased $899,000 during fiscal 2012.  Net cash provided by operating activities of $17.2 million in fiscal 2012 as compared to $8.4 million in fiscal 2011 reflected an increase in fiscal 2012 net income of $4.7 million as compared to fiscal 2011.  In addition, cash used for working capital requirements decreased approximately $2.5 million between the two fiscal periods.   Net cash provided by operating activities in fiscal 2012 also reflected cash payments made under our incentive bonus plan of $4.3 million and cash contributions made under to our qualified pension plan of $2.0 million as compared to incentive bonus plan payments of $5.0 million and qualified pension contributions of $2.0 million in 2011.

Net cash used by investing activities of $13.4 million in fiscal 2013, $13.7 million in fiscal 2012 and $7.8 million in fiscal 2011 included capital expenditures and investments in our joint ventures.  Capital expenditures of $12.5 million in fiscal 2013, $13.6 million in fiscal 2012 and $9.5 million in fiscal 2011 were made in support of requirements for new product programs and the upgrade and replacement of existing equipment.  The fiscal 2012 and 2013 capital expenditures were also made in support of the expansion of our Juarez, Mexico facility.  Investments in joint ventures of $965,000 in fiscal 2013, reflected $200,000 of capital contributions made to VAST LLC in support of general operating expenses as well as $765,000 for the initial capitalization of our newly formed joint venture, NextLock LLC.  Investments in joint ventures of $200,000 in fiscal 2012 and $450,000 in fiscal 2011 reflected our portion of capital contributions made to VAST LLC in support of general operating expenses.  Net cash used by investing activities in fiscal 2011 for capital expenditures and investments in joint ventures was partially offset by $2.1 million of previously restricted cash becoming available for general use.  The cash balance was previously restricted as a result of a commercial guarantee of a stand-by letter of credit issued to VAST LLC for future installment payments related to the November 2009 purchase of the non-controlling interest of VAST China.

Net cash provided by financing activities of $660,000 in fiscal 2013 included $2.3 million of increased borrowings under credit facilities, $823,000 of proceeds from stock purchases and option plan exercises and $270,000 in excess tax benefits from option plan exercises, partially offset by $1.4 million for regular quarterly dividend payments to shareholders and $1.3 million for dividend payments to non-controlling interests in our subsidiaries.  Net cash used in financing activities of $3.5 million in fiscal 2012 included $1.3 million for regular quarterly dividend payments to shareholders, $400,000 for dividend payments to non-controlling interests in our subsidiaries, and $1.9 million for repayment of loans to related parties.  Net cash used in financing activities of $5.0 million in fiscal 2011 included $4.0 million for a special one-time dividend payment to shareholders and $1.2 million for repayment of loans to related parties. The special one-time dividend payment in fiscal 2011 was during a period that the regular quarterly dividend was suspended.  The purpose of the loans to related parties was to fund working capital requirements of the related subsidiaries.

In our future filings we will include a similar comparative analysis as that set forth above of each section of our cash flows statement.

Notes to Financial Statements, page 31

Comment No. 3

We note that for several years you have made presentations at conferences in which you provided charts that showed the breakout of a fiscal year's sales by various product groups. In this regard, please provide the disclosure required by ASC 280-10-50-40.

Response to Comment No. 3

Below is the required disclosure under ASC-280-10-50-40 relating to STRATTEC's "Access Control Product Group:"

ACCESS CONTROL PRODUCT SALES

The Company Access Control Product net sales for the fiscal years noted below are summarized as follows (thousands of dollars):

	2013		2012		2011
	Sales	%	Sales	%	Sales	%
Keys & Locksets	$102,157	34%	$98,972	35%	$84,990	32%
Aftermarket & OE Service	36,487	12%	35,723	13%	38,137	15%
Driver Controls	51,032	17%	41,733	15%	40,377	15%
Latches	9,385	3%	3,159	1%	1,791	1%
Power Access	56,443	19%	62,730	23%	62,783	24%
Door Handles & Exterior Trim	37,225	13%	31,011	11%	25,174	10%
Other	5,450	2%	5,906	2%	7,681	3%
	$298,179	100%	$279,234	100%	$260,933	100%

In our future filings we will include a similar breakdown of our net sales as that set forth above.

Investment in Joint Ventures and Majority Owned Subsidiaries, page 38

Comment No. 4

You disclose that you do not control the NextLock joint venture despite your 51% ownership interest in the venture and that you provided 51% of the venture's initial capitalization. Please explain to us why you do not control the venture or are not considered to be the primary beneficiary.

Response to Comment No. 4

Below is our response regarding why we concluded that STRATTEC does not control NextLock LLC ("NextLock") and, therefore, why STRATTEC accounts for this joint venture under the equity method of accounting:

On April 5, 2013, STRATTEC acquired a 51 percent ownership interest in NextLock, a newly formed joint venture which will introduce a new generation of biometric security products based upon the design of Actuator Systems LLC ("Actuator"), our partner and the owner of the remaining 49 percent interest in NextLock.  The initial capitalization for NextLock totaled $1.5 million of which STRATTEC's portion was $765,000 and Actuator's portion was $735,000.  There was no debt financing obtained surrounding the establishment of the NextLock venture, and for the year ended June 30, 2013 the entity had no sales activity.  As of June 30, 2013, the underlying balance sheet of the venture contained only $1,370,000 in total assets, no debt, and $1,347,000 in total equity. The underlying income statement for the venture for the year ended June 30, 2013 contained start-up expenses only of approximately $153,000.

To determine the appropriate accounting treatment surrounding the NextLock venture, we first considered the guidance within ASC 810-10, specifically as it relates to variable interest entities. We concluded that NextLock is not a variable interest entity, based upon the determination that NextLock does not have any of the conditions of a variable interest entity specified within ASC 810-10-15-14. We then referred to guidance in ASC 810-10-15 and 810-10-25 regarding control in a voting interest entity model and determined that although STRATTEC holds majority ownership (51% / 49%), that STRATTEC does not control the NextLock venture and thus should not consolidate the venture.  According to the NextLock operating agreement, which governs the management of NextLock and the rights and obligations of each of Actuator and STRATTEC, NextLock is managed by a Board of Managers (the "Board"). The Board is composed of four members, two of which are appointed by STRATTEC and two of which are appointed by Actuator.  All major decisions of NextLock require approval of three-fourths of the Board members. Major decisions include selling substantially all the assets of the Company, dissolving the Company, removing and appointing the President of the Company, and requiring equity contributions or distributions.  In essence, neither STRATTEC nor Actuator has the ability to individually control these types of key business decisions alone, thus evidencing our inability to control the venture in accordance with the guidance in ASC 810-10-15 and 810-10-25.  Further, daily operating decisions for NextLock are under the control of the President of NextLock, who is one of the owners of Actuator.  The President of NextLock supervises and controls all of the day-to-day business and affairs of NextLock, including the appointment of agents and employees and the determination of their duties, compensation and authority.  The President also has the authority to sign and execute all deeds, mortgages, bonds, stock certificates, contracts, leases, reports and other documents or instruments necessary or proper to be executed in the ordinary course of the Company's regular business.  Additionally, NextLock biometric product designs are based on the designs of Actuator.  As a result, the President of NextLock, because of his affiliation with Actuator, will maintain the sales relationships, establish sales prices and determine operating budgets for NextLock, Based on these facts, in accordance with ASC 810-10-15 and 810-10-25, we have concluded that STRATTEC does not control NextLock and should, as a result, use the equity method to account for its investment in NextLock.

In responding to the Comment Letter, STRATTEC acknowledges that:

●	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

●	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your consideration of our responses to the Comment Letter.  Please do not hesitate to contact the undersigned at (414) 247-3435 with any questions or comments regarding any of the foregoing.

Very truly yours,

STRATTEC SECURITY CORPORATION

/s/ Patrick J. Hansen
Patrick J. Hansen
Senior Vice President-Chief Financial Officer,
Treasurer and Secretary